                           CMAC INVESTMENT CORPORATION
                        SCHEDULE OF NET INCOME PER SHARE
                                  EXHIBIT 11.1


                                                         QUARTER ENDED MARCH 31
                                                         ----------------------
                                                           1999          1998
                                                           ----          ----
(In thousands, except per-share
amounts and market prices)
Net income .........................................     $ 22,878      $ 21,052
Preferred stock dividend adjustment ................         (825)         (825)
                                                         --------      --------
Adjusted net income ................................     $ 22,053      $ 20,227

Average diluted stock options outstanding ..........      1,663.1       1,562.8
Average exercise price per share ...................     $  23.98      $  20.84
Average market price per share - diluted basis .....     $  42.63      $  64.14

Average common shares outstanding ..................       22,720        22,578
Increase in shares due to exercise of options -
 diluted basis .....................................          765         1,055

Adjusted shares outstanding - diluted ..............       23,485        23,633

Net income per share - basic .......................     $   0.97      $   0.90
                                                         ========      ========

Net income per share - diluted .....................     $   0.94      $   0.86
                                                         ========      ========


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